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November 3, 2014

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:	Justin Dobbie, Legal Branch Chief

Donald E. Field

Linda Cvrkel, Accounting Branch Chief

Heather Clark

Re:	Virgin America Inc.

Amendment No. 7 to the Registration Statement on Form S-1

(File No. 333-197660)

CIK No. 1614436

Ladies and Gentlemen:

On behalf of Virgin America Inc. (the “Company”), we are hereby filing Amendment No. 7 (the “Amendment”) to the Company’s Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on July 28, 2014 (as amended through Amendment No. 6 filed with the Commission on October 10, 2014, the “Registration Statement”). The Amendment reflects the Company’s responses to the comments received by email on October 16, 2014 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

For your convenience, we have enclosed a courtesy package that includes eight copies of the Amendment, four of which have been marked to show changes from the Registration Statement.

November 3, 2014

2014 Recapitalization, page 37

1.	We note your response to our prior comment 1. Please revise the table on page 38 to include footnote disclosure indicating the amount of paid in kind interest that is included in the contractual obligations associated with the restructured debt held by The Virgin Group and by Cyrus Capital as of June 30, 2014 as indicated in your response.

Response: In response to the Staff’s comment, the Company has revised the table on page 39 of the Amendment to include footnote disclosure indicating the amount of paid in kind interest that is included in the contractual obligations associated with the restructured debt held by the Virgin Group and by Cyrus Capital as of September 30, 2014.

Financial Statements, page F-1

2.	We note your response to our prior comment 9. To the extent that you effect a reverse stock split of your common shares in connection with the consummation of the offering, please revise the financial statements and all related disclosures throughout the registration statement to give retroactive effect to the reverse stock split as required by SAB Topic 4:C and ASC 260-10-55-12.

Response: In response to the Staff’s comment, the Company notes that it intends to effect a reverse stock split of its common shares in connection with the consummation of the offering, as described in the Amendment, and has revised the financial statements and all related disclosures throughout the Registration Statement to give retroactive effect to the reverse stock split as required by SAB Topic 4:C and ASC 260-10-55-12.

General

3.	A currently dated consent of the independent registered public accountants should be included as an exhibit to any future amendments to the Form S-1 registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has filed a currently dated consent of the independent registered public accountants with the Amendment. The Company will file a currently dated consent of the independent registered public accountants with any additional future pre-effective amendment to the Registration Statement.

* * *

November 3, 2014

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 or by fax to my attention at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese

Tad J. Freese

of LATHAM & WATKINS LLP

cc:	C. David Cush, Virgin America Inc.

Peter D. Hunt, Virgin America Inc.

John J. Varley, Virgin America Inc.

Alan F. Denenberg, Davis Polk & Wardwell LLP